UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TANDY BRANDS ACCESSORIES, INC.

(Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

875378101

(CUSIP Number)

Wapiti Capital Partners, L.P.

1 Stirrup Drive

Old Brookville, NY 11545

(646) 734-6657

(Name, address and telephone number of person

authorized to receive notices and communications)

- with a copy to -

Jeffrey L. Wasserman, Esq.

Sills Cummis & Gross P.C.

One Riverfront Plaza

Newark, New Jersey 07102

(973) 643-7000

December 5, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.   

Note:

Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d 7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 875378101	13D	Page 2 of 9

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wapiti Capital Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 254,915
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 254,915
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,915
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% **
14		TYPE OF REPORTING PERSON PN

** This percentage is based on an aggregate of 7,133,970 shares of the Issuer’s Common Stock outstanding as of November 12, 2012 as reported in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2012.

CUSIP No. 875378101	13D	Page 3 of 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wapiti Capital Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (Wapiti Capital Partners, L.P.)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 254,915 *
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 254,915 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,915 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% **
14	TYPE OF REPORTING PERSON OO

* Pursuant to Rule 13d-4, Wapiti Capital Investment Management disclaims beneficial ownership of these shares.

** This percentage is based on an aggregate of 7,133,970 shares of the Issuer’s Common Stock outstanding as of November 12, 2012 as reported in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2012.

CUSIP No. 875378101	13D	Page 4 of 9

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lance Laifer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (Wapiti Capital Partners, L.P.)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 254,915 *
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 254,915 *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,915 *
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% **
14		TYPE OF REPORTING PERSON IN

* Pursuant to Rule 13d-4, Mr. Laifer disclaims beneficial ownership of these shares.

** This percentage is based on an aggregate of 7,133,970 shares of the Issuer’s Common Stock outstanding as of November 12, 2012 as reported in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2012.

CUSIP No. 875378101	13D	Page 5 of 9

Item 1.

Security and Issuer

This Amendment No. 1 to Schedule 13D is being filed to amend the Schedule 13D filed by the undersigned on March 27, 2012 with respect to the common stock, $1.00 par value per share (the “Common Stock”) of Tandy Brands Accessories, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3631 West Davis, Suite A, Dallas, Texas  75211.  All other information in the Schedule 13D not otherwise amended hereby remains unchanged.

Item 3.

Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“Wapiti purchased the 254,915 shares of Common Stock in the open market for the aggregate net purchase price of approximately $472,358.  An itemized breakdown of the daily transactions during the past sixty days is more fully set forth in Item 5 below. The source of funds for the payment by Wapiti for such Common Stock was the working capital of Wapiti.”

Item 5.

Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

“(a)

Wapiti is the record owner of 254,915 shares of Common Stock of the Issuer, representing approximately 3.6% of the Issuer’s outstanding Common Stock based on an aggregate of 7,133,970 shares of the Issuer’s Common Stock outstanding as of November 12, 2012 as reported in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2012.  The General Partner, which is responsible for the management of Wapiti, and Mr. Laifer, as the managing member of the General Partner, in which capacity he has voting and/or investment power over the shares of Common Stock held by Wapiti, may each be deemed to beneficially own the shares of Common Stock held by Wapiti.  Pursuant to Rule 13d-4, the General Partner and Mr. Laifer each disclaims beneficial ownership of the 254,915 shares of Common Stock of the Issuer held by Wapiti.

(b)

Wapiti, as the record owner of the 254,915 shares of Common Stock, has the power to vote, or direct the vote, and the power to dispose of, or to direct the disposition of, such shares of Common Stock.  Each of the General Partner and Mr. Laifer, however, may be deemed to share voting and dispositive power over the 254,915 shares of Common Stock of the Issuer held directly by Wapiti.

(c)

Information regarding transactions in shares of Common Stock of the Issuer, which were effected by Wapiti on the open market during the past sixty days, is set forth on Schedule 1 attached hereto.

(d)

Other than as described in this Schedule 13D, as amended, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

CUSIP No. 875378101	13D	Page 6 of 9

(e)

Each of Wapiti, the General Partner and Mr. Laifer ceased to be the beneficial owner of more than five percent of the Common Stock on December 7, 2012.”

Item 7.

Material to be Filed as Exhibits

The Joint Filing Agreement, dated as of March 27, 2012, by and among Wapiti, the General Partner and Mr. Laifer (incorporated by reference to Exhibit A to the Schedule 13D filed by the undersigned on March 27, 2012).

[Signature Page Follows.]

CUSIP No. 875378101	13D	Page 7 of 9

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2012

WAPITI CAPITAL PARTNERS, L.P.

By: Wapiti Capital Investment Management, LLC, its General Partner

By:

/s/ Lance Laifer

Lance Laifer, Managing Member

WAPITI CAPITAL INVESTMENT MANAGEMENT, LLC

By:

/s/ Lance Laifer

Lance Laifer, Managing Member

/s/ Lance Laifer
Lance Laifer

CUSIP No. 875378101	13D	Page 8 of 9

Schedule 1

Purchases of Issuer Common Stock

Date	Quantity	Price per Share ($)
12/4/2012	300	1.72
12/3/2012	100	1.66
12/3/2012	400	1.68
11/30/2012	500	1.57
11/26/2012	100	1.50
10/31/2012	200	1.56
10/25/2012	100	1.55
10/24/2012	100	1.74

Dispositions of Issuer Common Stock

Date	Quantity	Price per Share ($)
12/10/2012	2500	1.58
12/10/2012	2500	1.58
12/10/2012	2500	1.58
12/10/2012	2500	1.58
12/10/2012	2500	1.58
12/10/2012	2500	1.55
12/7/2012	500	1.64
12/7/2012	5000	1.65
12/7/2012	5000	1.59
12/7/2012	5000	1.59
12/7/2012	500	1.64
12/7/2012	3000	1.60
12/7/2012	5000	1.60
12/6/2012	500	1.64
12/6/2012	100	1.69
12/5/2012	1000	1.65
12/5/2012	1000	1.65
12/5/2012	1000	1.65
12/5/2012	1000	1.65
12/5/2012	1000	1.65
12/5/2012	1000	1.65
12/4/2012	100	1.68
12/4/2012	200	1.77
12/3/2012	10,000	1.63
12/3/2012	500	1.75
12/3/2012	500	1.71
12/3/2012	500	1.70
12/3/2012	1000	1.64
12/3/2012	8600	1.66
12/3/2012	1000	1.71
12/3/2012	1000	1.65

CUSIP No. 875378101	13D	Page 9 of 9

Dispositions of Issuer Common Stock

Date	Quantity	Price per Share ($)
12/3/2012	1000	1.70
11/30/2012	500	1.62
11/30/2012	500	1.61
11/30/2012	600	1.63
11/30/2012	600	1.64
11/30/2012	550	1.62
11/30/2012	450	1.62
11/30/2012	500	1.61
11/30/2012	400	1.63
11/30/2012	600	1.61
11/30/2012	500	1.62
11/30/2012	500	1.62
11/30/2012	400	1.61
11/30/2012	400	1.61
11/30/2012	450	1.62
11/30/2012	400	1.62
11/29/2012	500	1.62
11/29/2012	600	1.62
11/28/2012	100	1.66